Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO.8 DATED AUGUST 21, 2019
TO THE OFFERING CIRCULAR DATED APRIL 18, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 18, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Audelia Fundrise JV, LLC

On August 15, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Audelia Fundrise JV, LLC (the “Audelia Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $7,530,000, which is the initial stated value of our equity interest in the Audelia Controlled Subsidiary (the “Audelia Investment”). The Audelia Controlled Subsidiary used the proceeds to acquire two adjacent multifamily properties totaling 534 units and approximately 389,000 rentable square feet located at 13015 Audelia Road, Dallas, TX 75243 and 13030 Audelia Road, Dallas, TX 75243 (together, the “Audelia Property”).

The Audelia Controlled Subsidiary is managed by the ValCap Group (“ValCap”). ValCap is a private equity real estate investment firm based in Dallas, TX that was founded in the 1990s. Their current portfolio includes in excess of 6,500 units across the country (with a focus on the southeast United States) with assets under management greater than $600 million.

Pursuant to the agreements governing the Audelia Investment (the “Audelia Operative Agreements”), our consent is required for all major decisions regarding the Audelia Property. In addition, we are entitled to receive a preferred economic return of 10.0% on our Audelia Investment, with 4.0% paid current in years 1-3, 5.0% paid current in years 4-5, 6.0% paid current in years 6-8, 7.0% paid current in years 9-10, and the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Audelia Investment, paid directly by the Audelia Controlled Subsidiary.

The Audelia Controlled Subsidiary is expected to redeem the Audelia Investment via sale or refinance by August 31, 2029 (the “Audelia Redemption Date”). In the event that the Audelia Investment is not redeemed by the Audelia Redemption Date, pursuant to the Audelia Operative Agreements, we have the right, in our discretion, to force the sale of the Audelia Property outright. The Audelia Controlled Subsidiary may redeem our Audelia Investment in whole or in part without penalty during the term of the Audelia Investment.

The Audelia Property was acquired for a purchase price of $50,100,000. The Audelia Controlled Subsidiary anticipates approximately $4,022,000 of hard costs for a renovation of the exterior and interior units. Soft costs and financing costs of approximately $1,086,000 are anticipated, bringing the total project cost for the Audelia Property to approximately $55,208,000.

Simultaneous with the closing of the Audelia Investment, senior financing was provided through a $37,560,000 senior secured loan from Northmarq - Freddie Mac (the “Audelia Senior Loan”). The loan features a 10-year term and 3 years interest-only at a floating rate of one-month LIBOR plus 1.79%. Aggregate with the Audelia Senior Loan, the Audelia Investment features a LTV of 90.0% based on the purchase value of $50,100,000. The combined LTV ratio is the amount of the Audelia Road Senior Loan plus the amount of the Audelia Investment, divided by the purchase price of the Audelia Property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Audelia Property features the Belterra Apartment Community and the Estancia Apartment Community. As of August 2, 2019, the Belterra Apartment Community is approximately 94.5% occupied and the Estancia Apartment Community is approximately 95.4% occupied. The Belterra Apartment Community was built in 1984 and totals 314 units located in Dallas, TX. The build is of reinforced concrete and wood frame. The Estancia Apartment Community was built in 1981 and totals 220 units located in Dallas, TX. The build is of reinforced concrete and wood frame. Both buildings contain desirable amenities for tenants at an affordable price. Interior upgrades include vinyl floors, black appliances, microforma counters and community upgrades such as pools, parks, secure entry and 24-hour maintenance services on-property.

The subject is located in the northeast Dallas, TX suburbs. The submarket presents a strong opportunity arising from the demand for affordable, quality workforce housing in the geographic area and relative lack of supply. The Audelia Property is expected to benefit from the presence of Richland College, providing a growing tenant base of affordable rent-seekers. Residing adjacent to high-quality retail and shopping centers also provides a draw to the Audelia Property, for both work and recreational purposes.